Exhibit 21.1

Significant Subsidiaries of Akanda Corp.

Subsidiary	Jurisdiction
First Tower and Fiber Corp. (“First Towers”)	British Columbia, Canada
Canadian Towers & Fiber Optics S.A. de C.V. (100% owned by First Towers)	Mexico
Canadian Towers S.A. de C.V. (100% owned by First Towers)	Mexico